Exhibit (a)(1)(R)

James H. Power

HOLLAND & KNIGHT LLP

21 West 52nd Street

New York, New York 10019

Telephone: (212) 513-3200

Facsimile: (212) 385-9100

james.power@hklaw.com

Melvin Narruhn

RMI Bar Admission No. 161

PO Box 774

RRE Business Complex, RM101

Majuro, MH 96960

Telephone: (692) 455-0304

mallippen@yahoo.com

Counsel for Plaintiff Sphinx Investment Corp.

Jonathan M. Watkins (pro hac vice to be submitted)

Jared Stanisci (pro hac vice to be submitted)

CADWALADER, WICKERSHAM & TAFT LLP

200 Liberty Street
New York, New York 10281
Telephone: (212) 504-6000
Facsimile: (212) 504-6666

jonathan.watkins@cwt.com

jared.stanisci@cwt.com

Of Counsel

IN THE HIGH COURT OF

THE REPUBLIC OF THE MARSHALL ISLANDS

Sphinx Investment Corp., a Republic of the Marshall Islands Corporation,

Plaintiff,

-against-

Aliki Paliou, Andreas Nikolaos Michalopoulos, Symeon Palios, Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, Reidar Brekke, Mango Shipping Corp., Mitzela Corp., and Performance Shipping Inc., a Republic of the Marshall Islands Corporation,

Defendants.

Civil Action No. COMPLAINT

Plaintiff Sphinx Investment Corp. (“Sphinx”) submits this Complaint against Aliki Paliou, Andreas Nikolaos Michalopoulos, and Symeon Palios (the “Paliou Family Insiders”); Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, and Reidar Brekke (together with the Paliou Family Insiders, the “Director Defendants”); Mango Shipping Corp. (“Mango”); Mitzela Corp. (“Mitzela”); and Performance Shipping Inc. (“PSI” or the “Company”).

NATURE OF THE ACTION

1.            The Director Defendants schemed to seize control of PSI, a Republic of the Marshall Islands Corporation, for Mango, Mitzela, and the Paliou Family Insiders, thus entrenching Chair Paliou and her family—all at the expense of the public holders of PSI’s common shares (the “Common Shares”). Under this scheme, the Paliou Family Insiders effectively issued to themselves a new class of super-voting shares—each with 10x voting power. That inflated Defendant Aliki Paliou’s control of the voting power (held through Defendant Mango, her wholly owned investment vehicle) from 46.3% to over 88% as of March 2024. Combined with the voting power of her husband, Defendant Andreas Nikolaos Michalopoulos—the Company’s CEO, who had owned only 1% of the stock—the pair now controls more than 90% of the voting power of the Company’s capital stock. By improperly commandeering control (without paying a control premium, and without paying any consideration at all to the holders of the Common Shares), the Director Defendants breached their duties of loyalty and care, and they disenfranchised common stockholders. When given the opportunity to remedy that harm, PSI’s Board of Directors (the “Board”), including Defendants Paliou and Michalopoulos (who remain Directors), refused. Shareholder Sphinx thus sues to reinstate the voting and economic rights of the common stockholders who were harmed and disenfranchised by Defendants’ improper scheme.

2.            Defendants carried out their scheme (and effected subsequent transactions to dilute the value of the Common Shares to the benefit of the Paliou Family Insiders), with the advice and assistance of Maxim Group, LLC (“Maxim”), a New York-based investment bank. Maxim has, as described below, been censured and fined by the United States Securities and Exchange Commission for its conduct; as the press has noted, Maxim “has [] come under heavy criticism from investors and industry figures for the highly dilutive equity deals it has done for a collection of smaller, mostly Greek shipowners,” including PSI.1

3.            Another Greek shipowner for which Maxim ha carried out such a “highly dilutive equity deal” is Seanergy Maritime Holdings Corp., a Marshall Islands company that is the subject of a similar lawsuit in this Court. See Sphinx Investment Corp. v. Tsantanis, et al., Civil Action No. 2024-00357.

4.            The market has recognized that PSI is dominated by—and subject to the self-interested whims of—the Paliou Family Insiders: as of June 2023, before Sphinx’s views were publicly reported, PSI traded at a remarkable 97% discount to Net Asset Value. The market has also recognized the merits of Sphinx’s claims—since Sphinx began purchasing stock in the Company, PSI stock has risen about 73% as of August 2024.

1 Brady, Joe, Maxim Group-tied Deals Slow to a Crawl as All Eyes Turn to New York Courts. TradeWinds, Nov. 2, 2023.

5.            Sphinx, which owns about 8.4% of the Company’s Common Shares, believes that PSI’s intrinsic value dwarfs its market value. It has thus launched a proxy contest by delivering a notice to the Company proposing: (i) the nomination of John Liveris for election to the Board at the next Annual General Meeting of Shareholders (the “Annual Meeting”), (ii) to bring before the next Annual Meeting an advisory, non-binding proposal that the Board be declassified before the 2025 Annual General Meeting of Shareholders, and (iii) to bring before the next Annual Meeting four advisory, non-binding proposals that the Company’s shareholders request the resignation of four current Board members, including Defendant Michalopoulos. Further, on October 11, 2023, Sphinx commenced a tender offer to buy all outstanding Common Shares of PSI—at nearly double their then-market value—in order to acquire the Company’s outstanding Common Shares, eliminate the dual-class capital structure that has devaluated the Common Shares, replace the conflicted Board, and correct the Director Defendants’ improper takeover. The stock price spiked following the announcement. Despite the market’s positive reaction and the obvious benefit to public common shareholders given the significant premium to the pre-offer price that Sphinx is offering them, PSI announced its opposition to Sphinx’s tender offer. The Company claims that Sphinx’s offer price undervalues PSI despite Sphinx’s offer price being nearly double the then-market price. The Company’s position thus highlights the magnitude of stockholder harm caused by Defendants’ scheme to improperly seize de jure control of the company, which also has the consequence of artificially depressing the value of the publicly traded common stock. The Company also claims that it is unable to unwind the Company’s improper dual-class capital structure in order to effectuate the tender offer—a purported “problem” created through the Paliou Family Insiders’ breaches of fiduciary duties that, the Company says, makes it impossible to remedy the Director Defendants’ misconduct.

6.            There is a pressing need for the common shareholders’ voting rights to be restored before the Company’s next Annual Meeting. The annual meeting votes will otherwise be tainted by Defendants’ self-dealing. Plaintiff thus seeks, among other relief, the cancellation of the shares (the “Series C Preferred Shares”) of the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) issued to the Director Defendants and their investment vehicles as part of Defendants’ scheme and a declaration that those Series C Preferred Shares are not entitled to vote at the Company’s next Annual Meeting. Given that some public shareholders also participated in the Exchange Offer, Plaintiff requests that the Series C Preferred Shares issued to those shareholders be rescinded and the Common Shares that they tendered in to the Exchange Offer be reinstated.

Defendants’ Tactics

7.            A few members of a wealthy and powerful family abused the corporate machinery of a publicly traded, Nasdaq-listed company, PSI (NASDAQ: PSHG), to disenfranchise common stockholders and take for themselves much of the Company’s value. PSI is part of a triumvirate of closely related public shipping companies—which also includes Diana Shipping Inc. (“Diana Shipping”) and OceanPal Inc.—that are all controlled by the Paliou family and exploited for the family’s benefit, to the detriment of shareholders.

8.            During his tenure as PSI’s Chair and Chief Executive Officer, Defendant Paliou’s father, Defendant Symeon Palios, accumulated a 47.6% beneficial ownership position in the Company, largely through related-party transactions with the Company. In 2020, Defendant Palios put his interests in PSI in a newly created entity: Mango. He then transferred sole ownership of Mango to his daughter, Defendant Aliki Paliou. Next, he stepped down as PSI’s Chairperson so that Defendant Paliou could assume that role. He also stepped down as CEO so that his son-in-law (Defendant Paliou’s husband), Defendant Andreas Michalopoulos, could be tapped to take over as the new CEO, completing the transfer of the Palios family fiefdom to the next generation. Meanwhile, Palios’s other daughter, Semiramis Paliou, is the Chairperson of OceanPal Inc (a recent spinoff of Diana Shipping), while Palios himself remains Chairman of Diana Shipping.

9.            Palios’s moves left PSI with a Board dominated by the interests of a single family—those of the Paliou Family Insiders.

Paliou Family Insiders

10.          When the global pandemic caused a sharp downturn in PSI’s business in 2020 and 2021, the Company faced a pressing need to raise capital. But that would mean issuing more shares—diluting the Paliou Family Insiders’ interest in PSI. To insulate Mango and the Paliou Family Insiders—and only Mango and the Paliou Family Insiders—from dilution, the Director Defendants approved a scheme that would place on public holders of PSI’s Common Shares (i.e., those other than Defendants) the entire burden of the loss of voting power expected to stem from the issuance of new shares.

11.          Far from having their voting power diluted, under the scheme Mango’s and the Paliou Family Insiders’ voting power skyrocketed. Defendants carefully designed an Exchange Offer from which Mango would emerge with an overwhelming proportion of the voting power of PSI’s stock; seize de jure control of the Company; yet pay no control premium. And that is exactly what has happened.

12.          The Exchange Offer gave holders of Common Shares the economically irrational “opportunity” to exchange their readily tradeable, Nasdaq-listed shares for an illiquid, nonvoting Series B class of preferred shares (the “Series B Preferred Shares”) that they would be unable to sell.

13.          Then, under the offer’s terms, after spending a year in illiquid, non-voting limbo, while the Company was in a state of apparent financial peril, the holders of the Series B Preferred Shares could have their shares converted to the Series C Preferred Shares with ten-times the voting power of the Common Shares and with other rights, including receiving dividends (from which common stockholders were excluded) and a liquidation preference.

14.          Mango, however, knew that unlike other owners of Common Shares, it would not need to put its investment in year-long limbo; it could sell through private block sales and other means available only to insiders. And that’s precisely how things played out—the Board permitted Mango to use a private placement to jump the line and exchange its Series B Preferred Shares for Series C Preferred Shares several months early, in October 2022. Meanwhile, the smattering of public shareholders who accepted the Exchange Offer were left to wait.

15.          The Director Defendants’ scheme was designed to be unfair—to favor Mango at the expense of other owners of Common Shares. The Director Defendants took none of the customary steps to evaluate and ensure the fairness of the Exchange Offer to holders of Common Shares. They obtained no fairness opinion. They held no shareholder vote. Nor, on information and belief, did they form a special committee of independent directors to consider the offer. Instead, the Board, dominated by the power and influence of narrow family interests, knowingly engaged in a scheme to transfer voting power (and more) from the public holders of Common Shares to Mango and the Paliou Family Insiders.

16.          The result of the Exchange Offer was a foregone conclusion, one dictated by the offer’s design. As the Director Defendants planned and intended, almost all Series B Preferred Shares were issued to Mango, thus increasing Mango’s voting power from 46.3% to over 88% once the Series B Preferred Shares were further exchanged for Series C Preferred Shares.2

17.          On information and belief, the Director Defendants orchestrated the Exchange Offer with the intention that, after the offer was consummated (and the Paliou Family Insiders safely out of the Common Shares), the Director Defendants would dilute the value of the Company’s Common Shares through serial issuances of Common Shares or rights to Common Shares that diminished the value and voting power of public holders of Common Shares—while solidifying the insiders’ control. And indeed, once Mango was firmly in control through the Exchange Offer and protected from any loss in value of the Common Shares, the Company proceeded with a series of dilutive issuances throughout 2022 and 2023 that slashed the value of the Common Shares—dilution so extreme that PSI was twice informed that it had violated Nasdaq’s listing rules.

18.          These dilutive issuances were orchestrated with help from Maxim, an investment bank that has become well known for its role in several value-destructive transactions throughout the shipping industry. Other Maxim-led transactions have drawn the ire of the SEC, which issued a censure and cease-and-desist order and imposed a civil penalty. As part of its cease-and-desist proceedings the SEC has asserted that Maxim ignored or failed to investigate red flags indicative of potentially unregistered offerings, pump-and-dump schemes, or other manipulative activity in low-priced securities. Maxim was the sole placement agent for PSI’s dilutive issuances in 2022 and early 2023.

2 In a Schedule 13D/A filed with the SEC on September 1, 2023, Mango disclosed that it held a 68.4% interest in PSI. But that is misleading. As the 13D/A makes clear, that figure reflects Mango’s voting power if it were to “conver[t] 1,314,792 Series C Preferred Shares held directly by Mango” to Common Shares. Yet, upon information and belief, Mango has not converted any of its 1,314,792 Series C Preferred Shares to Common Shares and it thus controlled in excess of 88% of the voting power of the Company’s capital stock as of March 2024.

19.          As set forth in this Complaint, by formulating and approving the Exchange Offer and thereby improperly creating a dual-class capital structure that delivered control of PSI to Company insiders, Defendants breached their fiduciary duties under Marshall Islands law, which governs.3

20.          To remedy the Director Defendants’ breaches of fiduciary duties—and to prevent future boards from engaging in similar improper conduct—Plaintiff requests that the Court (1) declare that the Series C Preferred Shares and Common Shares issued to the Director Defendants, Mango, and Mitzela through the Exchange Offer are void; (2) cancel the Series C Preferred Shares issued to the Director Defendants, Mango, and Mitzela; (3) cancel any Common Shares that the Director Defendants, Mango, and Mitzela have obtained by converting their Series C Preferred Shares into Common Shares; (4) enjoin any further conversions of Series C Preferred Shares into Common Shares; (5) rescind the Series C Preferred Shares issued to public shareholders and reissue Common Shares to those shareholders; and (6) cancel the Series C Preferred Shares Certificate and declare that only the Common Shares are eligible to vote at the next Annual Meeting.

3 The Marshall Islands’ Business Corporations Act provides that its provisions “shall be applied and construed to make the laws of the Republic, with respect to the subject matter hereof, uniform with the laws of the State of Delaware and other states of the United States of America with substantially similar legislative provisions. Insofar as it does not conflict with any other provision of this Act, the non-statutory law of the State of Delaware and of those other states of the United States of America with substantially similar legislative provisions is hereby declared to be and is hereby adopted as the law of the Republic.” MI BCA § 13.

THE PARTIES

21.          Plaintiff Sphinx Investment Corp. is incorporated in the Marshall Islands. As of August 2024, Sphinx owns about 8.4% of the Common Shares of PSI.

22.          Defendant Aliki Paliou is currently the Chairperson of the Board and was a member of the Board at the time of the Exchange Offer. She is the wife of Defendant Michalopoulos (a member of the Board and current CEO of PSI) and daughter of Defendant Palios (PSI’s former Chair and CEO). Paliou is the sole shareholder of Mango, which controlled over 88% of the Company’s capital stock through its ownership of Series C Preferred Shares and Common Shares as of March 2024. She obtained that interest from her father (Defendant Palios) and through the Exchange Offer.

23.          Defendant Andreas Nikolaos Michalopoulos is the Chief Executive Officer of PSI and a member of the Board, positions he held at the time of the Exchange Offer. He also serves as Director and Secretary of PSI. He is married to Defendant Paliou. He is also the owner of Mitzela, which controlled about 3.8% of the voting power of the Company’s capital stock through its ownership of Series C Preferred Shares and Common Shares as of March 2024. Mitzela participated in the Exchange Offer, through which Michalopoulos increased his voting power (through Mitzela) from less than 1% to about 3.8%. As of March 2024, Paliou and Michalopoulos together controlled more than 90% of the voting power of the Company’s capital stock. Michalopoulos is a former CFO, Treasurer, and Director of Diana Shipping.

24.          Defendant Symeon Palios was the CEO of PSI from 2010 through October 2020. He also served as Chairman of the Board from 2010 until 2022, including during the time of the Exchange Offer. Palios currently serves as Director and Chairman of the Board of NYSE-listed, Marshall Islands-incorporated Diana Shipping, a position in which he has served since 2005.

25.          Defendant Giannakis (John) Evangelou served as a PSI Director and Chairman of PSI’s Audit Committee from early 2011 until February 28, 2022, including during the time of the Exchange Offer.

26.          Defendant Antonios Karavias served as a PSI Director from 2010 until February 28, 2022, including during the time of the Exchange Offer.

27.          Defendant Christos Glavanis served as a PSI Director and as Chairman of the Compensation Committee from February 2020 to February 2022, including during the time of the Exchange Offer. He served as Director of Diana Shipping from August 1, 2018, to February 19, 2020, while Defendant Palios served as Chairman of that company.

28.          Defendant Reidar Brekke served as a Director from 2010 until February 28, 2022, including during the time of the Exchange Offer.

29.          Defendant Mango Shipping Corp. is incorporated in the Marshall Islands. Mango is owned and controlled by Defendant Paliou.

30.          Defendant Mitzela Corp. is incorporated in the Marshall Islands. Mitzela is owned and controlled by Defendant Michalopoulos.

31.          Defendant Performance Shipping, Inc. is incorporated in the Marshall Islands. PSI was formed in 2010 to pursue vessel acquisitions in the container-shipping industry. It is a spinoff of Diana Shipping, the company for which Defendant Palios currently serves as Chairman. At all relevant times, PSI shares were publicly traded on The Nasdaq Stock Market.

JURISDICTION AND VENUE

32.          This Court has subject matter jurisdiction under Article VI, Section 3 of the Constitution of the Republic of the Marshall Islands and 27 MIRC Ch. 2 § 213.

33.          This Court has personal jurisdiction over PSI, Mango, and Mitzela under 52 MIRC Ch. 1 § 15(b) and 27 MIRC Ch. 2 § 251(o).

34.          The Court has personal jurisdiction over the Director Defendants under 27 MIRC Ch. 2 § 251(i) and 251(n).

35.          Defendants have conceded, in related litigation, that: “the three corporate defendants [PSI, Mango, and Mitzela] are all incorporated under Marshall Islands law and subject to personal jurisdiction there. The seven individuals named as defendants [the same individuals named here] are also subject to personal jurisdiction in the Marshall Islands.” Defendants made those concessions in support of their argument that New York courts lacked personal jurisdiction over Defendants in a New York matter substantially similar to this one, Sphinx Investment Corp. v. Paliou et al, Index No. 655326/2023 (New York County). That argument was successful: on August 9, 2024, the court dismissed the lawsuit solely for lack of personal jurisdiction in New York, without reaching the merits.

statement of facts

Mango Acquires a Minority Interest in PSI

36.          PSI was incorporated in January 2010 under the laws of the Marshall Islands.

37.          PSI filed its initial registration statement with the SEC on October 15, 2010. As of the date of PSI’s prospectus included in its Initial Registration Statement, about 55% of its shares were owned by Diana Shipping, a NYSE-listed company whose then-chairman and CEO was Defendant Symeon Palios, the father of Defendant Aliki Paliou.

38.          Between 2010 and 2019, Defendant Palios personally accumulated a 47.8% beneficial ownership position in PSI’s Common Shares. Palios acquired most of this position through related-party transactions with PSI in which Palios sold PSI indirect interests in shipping vessels.

39.          In September 2020, Palios transferred his entire beneficial interest in PSI to Mango. Palios then transferred his interest in Mango to his daughter, Defendant Aliki Paliou.

40.          Upon the consummation of those transactions, Defendant Paliou, as the sole shareholder of Mango, had a 46.7% beneficial interest in PSI.

41.          Also during 2020, Defendant Paliou was appointed to the Board, and her husband, Defendant Michalopoulos, was made CEO, a position he still holds.

The Exchange Offer

42.          In 2020, the global shipping industry experienced a sharp downturn. That triggered industrywide efforts to raise capital, including through issuances of equity. Under the Company’s then-existing capital structure, raising capital by issuing of Common Shares would have resulted in the dilution of the voting rights of all holders of Common Shares, including Mango.

43.          Defendants, however, plotted to prevent any dilution of their power. Rather than pursuing capital-raising transactions with third parties on customary terms, PSI, at the direction of the Director Defendants, concocted a complicated scheme designed to benefit its largest shareholder, Mango, and the Paliou Family Insiders—at the expense of the public shareholders.

44.          Under this scheme (the “Exchange Offer”), PSI offered holders of Common Shares the opportunity to exchange their tradeable Common Shares for illiquid, non-voting Series B Preferred Shares, which would eventually, a year later, become convertible into allegedly super-voting Series C Preferred Shares. And while the Series C Preferred Shares purport to be convertible into Common Shares, they are only so convertible after a six-month waiting period, thus further restricting public shareholders’ ability to liquidate any Series C Preferred Shares.

45.          The Exchange Offer had a minimum tender condition of 2,033,091 Common Shares. The Offer noted that Mango “beneficially owns 2,352,047 Common shares” and that Mango “intends to exchange all such Common shares beneficially owned by it pursuant to this Exchange Offer for Series B Preferred Shares, and then exercise its Series B Conversion Right to acquire Series C Preferred Shares.” Mango’s decision to tender was thus enough to make the outcome of the Exchange Offer a foregone conclusion.

46.          The Exchange Offer presented ordinary holders of Common Shares with a Hobson’s choice. They could retain their Common Shares, which were tradeable but would soon be stripped of voting power, and whose value was depressed by having been economically subordinated to the dividend rights of the new preferred shares. Or, by tendering into the Exchange Offer, they could preserve their dividend rights and voting power (only after spending an uncomfortable eighteen months holding illiquid non-voting Series B Preferred Shares followed by conversion to Series C Preferred Shares during a time of apparent peril for the Company). Such a loss of liquidity is anathema to any shareholder. Worse still, under that second option, even after converting their Series B Preferred Shares into Series C Preferred Shares, the economic value of public stockholders’ investment would be slashed: they could only achieve liquidity from their Series C Preferred Shares on the open markets by converting back into the Common Shares, yet the price of those shares would be depressed—in the extreme—by the presence of the new, economically superior and super-voting Series C Preferred Shares.

47.          Mango, however, faced no Hobson’s choice: it used its ties to insiders to arrange private transactions to transition out of Series B Preferred Shares early, and it can arrange further private transactions to directly unlock liquidity from its Series C Preferred Shares.

48.          Mango and the Board followed through on their plan. On October 17, 2022, PSI entered into a stock purchase agreement with Mango through which PSI offered another advantage to Mango by giving it the exclusive opportunity to exchange its non-voting Series B Preferred Shares for super-voting Series C Preferred Shares ahead of the publicly advertised schedule. This private placement transaction occurred several months before other shareholders who tendered into the Exchange Offer were given the opportunity to convert.

49.          PSI launched the Exchange Offer during the 2021 Christmas holidays, a slow time in the capital markets, and during the peak of the Covid Omicron surge. This ensured that few market participants would pay attention, so Mango could obtain a larger beneficial interest in PSI for itself.

50.          The Director Defendants, including the Paliou Family Insiders—Defendants Palios, Paliou, and Michalopoulos—directed that the Exchange Offer occur.

51.          Ultimately and unsurprisingly, the Exchange Offer was significantly undersubscribed. 90% of Series B Preferred Shares were issued to Company insiders, with around 83% going to Mango. And after the private placement, Mango’s control of the voting power of the Company’s capital stock increased from about 46% to in excess of 88% as of March 2024.

52.          Through the Exchange Offer and its ensuing conversion of its Series B Preferred shares to Series C Preferred Shares, Mango obtained de jure control of PSI—without paying a control premium (or anything at all to common shareholders).

53.          The Exchange Offer also purported to provide the Series C Preferred Shares with sweeping consent rights, including, among other things, that a majority of the holders of those shares can veto any attempt by the Company to: create another class of stock that ranks superior to or in parity with the Series C Preferred Shares; increase or decrease the number of issued preferred shares; amend the by-laws or Certificate of Incorporation of the Company; issue any indebtedness that would restrict the ability of the Series C Preferred Shares to receive dividends; declare bankruptcy or wind up the affairs of the Company; effect a change of control in substantially all of the Company’s consolidated assets; modify the nature of a subsidiary’s business; enter into any agreement that restricts the Company’s ability to perform its obligations to holders of Series C Preferred Shares.

54.          On February 28, 2022, PSI held its annual meeting. During that meeting, the Board was reduced from seven to five members. Defendant Paliou was elected Board Chair, further cementing Mango’s control over PSI. Defendants Palios, Evangelou, and Glavanis did not stand for re-election, and Defendants Karavias and Brekke resigned from the Board.

More Efforts To Dilute Common Shares

55.          After the consummation of the Exchange Offer, when Mango owned relatively few Common Shares, PSI, using Maxim as its sole placement agent, conducted a series of Common Share issuances from May 2022 through March 2023. These issuances substantially diluted the value and voting power of the Common Shares that remained outstanding just after the Exchange Offer, while insulating the Paliou Family Insiders from any of the costs normally borne by shareholders in a capital raise.

56.          Specifically, in May 2022, the Company announced a public offering of 7,620,000 shares at $1.05 per share, for a total of $8,000,000. In July 2022, the Company issued 17,000,000 Common Shares for $0.35 per share, for a total of $5,950,000. In August 2022, the Company entered into a securities purchase agreement to sell 33,333,333 Common Shares, at $0.45 per share, for a total of $15,000,000. In February 2023, the Company announced an agreement to sell 5,556,000 Common Shares for $2.25 per share, for a total of $12,500,000.

57.          So significant was the dilution that on July 13, 2022, PSI received notification from Nasdaq stating that because the closing bid price of the Common Shares for 30 straight business days, from May 27, 2022 to July 12, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, PSI violated Nasdaq Listing Rule 5550(a)(2). As a result, PSI conducted a 1:15 reverse stock split on November 15, 2022.

58.          Despite the reverse stock split, PSI received another notification from Nasdaq on April 18, 2023 that its closing bid price was too low for 30 straight days and that PSI had thus again violated Rule 5550(a)(2).

59.          Since the close of the Exchange Offer, the Company has paid no dividends to holders of Common Shares, but it has paid substantial dividends to the holders of the Series B Preferred Stock and Series C Preferred Stock.

60.          In the wake of the Exchange Offer, PSI essentially became a “penny stock,” its share price having dropped from over $70 in December 2021 to less than $1 in May 2023 and less than $2 as of the filing of this Complaint.

PSI (NASDAQ: PSHG) Historical Stock Price4

4 The data in this chart is taken from Yahoo! Finance. The data accounts for the 1:15 reverse stock split that occurred on November 15, 2022.

61.          Typically companies trading as “penny stocks” have minimal assets, low levels of liquidity, and modest operations. But not PSI. PSI has valuable, highly marketable assets and little debt. In fact, as of July 2024, PSI  had seven “operating” Aframax tanker vessels, with four additional “newbuilding” LR1 and LR2 tanker vessels expected to be delivered in the fourth quarter of 2025 and first and second quarter of 2026. Each of the Aframax tanker vessels is worth tens of millions of dollars. Yet, as of June 30, 2024, PSI had a market capitalization of just $26,590,000 compared with stockholders’ equity of $254,040,000, or about 10 times the market capitalization. Despite PSI’s massive intrinsic value, the market has thus recognized that poor management and domination by the Paliou Family Insiders makes PSI a poor investment.

Performance Shipping Fleet

“P. Aliki” (recently renamed after Defendant Paliou)	“P. Monterrey” (ex. “Phoenix Beacon”)

“P. Long Beach” (ex. “Fos Hamilton”)	“P. Blue Moon”

“P. Sophia”	“P. Yanbu”

“P. Briolette”	“P. Blue Moon”

Sphinx Attempts to Engage with the Board in Advance of Its Proxy Contest

62.          On August 7, 2023, Sphinx began purchasing shares of PSI. On August 25, 2023, Sphinx filed an initial beneficial ownership report on Schedule 13D, disclosing its beneficial ownership of over 9% of the then-outstanding Common Shares. PSI’s stock price quickly ballooned.

PSI Stock Climbs After Sphinx Purchases and Announcements

63.          On August 31, 2023, Sphinx sent a letter to PSI’s Board (furnished on Schedule 13D) stating, among other things, its belief that the Company’s dual-class capital structure, together with the Exchange Offer through which the Company effected that structure, violated Marshall Islands law.

64.          The letter added that the Board’s implementation of the dual-class capital structure was a product of several knowing breaches of fiduciary duties by the Director Defendants and asked the Board to immediately:

(a)            publicly acknowledge the impropriety and invalidity of the Company’s current dual class structure;

(b)            publicly acknowledge that the voting, conversion, and other preferential rights purported to be given to the Company’s Series C Preferred Shares are invalid; and

(c)            announce that no votes or consents purported to be cast or given by holders of the Series C Preferred Shares, and that no requests for conversion of the Series C Preferred Shares into Common Shares, would be counted or recognized.

65.          On September 1, 2023, Defendant Michalopoulos filed (almost six months late) an initial Schedule 13D with respect to the securities he acquired in the Exchange Offer. Defendant Paliou also filed an amendment to her Schedule 13D that day, more than two months late—her original Schedule 13D itself having been two months late as well.

66.          At no time did Michalopoulos’s or Paliou’s Schedule 13Ds (or any amendment) disclose any plans for the Exchange Offer or the issuance of the Series B Preferred Shares, the Series C Preferred Shares, or the series of dilutive issuances that followed the Exchange Offer.

67.          On September 4, 2023, Sphinx wrote the Board noting that Defendant Michalopoulos indirectly acquired Series C Preferred Shares as part of the Exchange Offer. The letter requested explanations for:

(a)            Michalopoulos’s and Paliou’s tardy Schedule 13D filings;

(b)            the lack of Schedule 13D disclosures by Michalopoulos and Paliou regarding the Exchange Offer;

(c)            why Paliou and Michalopoulos did not identify themselves as a “group” for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-3 given that (among other things) they are married; and

(d)            a recent increase in the number of outstanding Common Shares from 10,910,319 to 11,309,235.

68.          The next day, on September 5, 2023, PSI responded to Sphinx’s letters of August 31 and September 4, rejecting Sphinx’s assertions of impropriety and declining to provide the explanations requested by Sphinx.

69.          On September 15, 2023, in compliance with the Company’s bylaws, Sphinx delivered a notice of nomination of a candidate for election to the Board for the 2024 Annual Meeting. PSI attempted to refuse delivery of a physical copy of the nomination notice. On September 25, 2023, Sphinx attempted to deliver a physical copy of a supplementary notice of nomination and shareholder proposals, and PSI again attempted to refuse delivery.

70.          On October 11, 2023, Sphinx announced a cash tender offer by which it offered to buy all Common Shares for $3 per share—nearly triple the market price at the time Sphinx began investing in PSI. The market reacted positively to this offer, and the stock price immediately increased by about $0.60, or 35%. PSI refused to allow Sphinx’s courier to deliver a package containing a physical copy of the tender offer at PSI’s offices. The tender offer has since been extended and remains outstanding as of the filing of this Complaint.

71.          Despite the positive market reaction to the tender offer, on October 25, 2023, the Board filed a Schedule 14D-9 announcing that a special committee of the Board (the “Special Committee”) “unanimously recommends that the Company’s shareholders reject the offer and not tender their common shares for the purchase pursuant to the offer.” The Schedule 14D-9 of the Company was most recently amended on December 20, 2023.

72.          In support of the Special Committee’s recommendation (which was reaffirmed in the amended Schedule 14D-9), the Company gave “reasons” that included the following: (1) the Company’s net asset value per Common Share, which the Company stated was calculated by Newbridge Securities Corporation, the Special Committee's financial advisor, to be approximately $7.11 per Common Share, exceeds the consideration represented by the offer and the offer therefore undervalues the outstanding Common Shares; and (2) the offer is illusory, because the (in the Special Committee’s view) “highly conditional” nature of the offer creates significant doubt that the offer will be consummated. The Special Committee noted in particular in this respect that the offer remained conditioned on the “Series C Condition” (generally relating to the cancellation of the Series C Preferred Stock), which, the Special Committee alleged, is not within the authority of the Board or the Company to satisfy, including because the Special Committee believed that none of the Company’s governing documents or applicable law grant the Company, the Board or the Special Committee the authority to effect a cancellation of the Series C Preferred Stock for no consideration. The Company also stated that the offer is subject to other conditions which, the Special Committee alleged, “give the Offeror wide latitude not to consummate the Offer, especially in light of the lengthy extension of the Offer—for a period of more than four months—creating a greater likelihood of the occurrence of circumstances on the basis of which the Offeror could claim a condition is not satisfied.”

73.          The first purported rationale is ironic because Sphinx’s offer price was nearly twice the then-market value of the stock. If the offer price undervalued the Company, then the Paliou Family Insiders’ mismanagement has caused the market to do so doubly.

74.          As for the Special Committee’s claim that the offer conditions give Sphinx wide latitude not to consummate the tender offer, it direct contradicts of the Special Committee’s claim in its original October 25, 2023 recommendation that there was “significant doubt as to whether the Offer will be consummated by the stated expiration date of the Offer.” First, in the view of the Special Committee, the tender offer was not open for long enough. However, since the tender offer’s extension, the Special Committee claimed it would be open for too long. This “flip-flop” reveals the disingenuity of both statements.

75.          Further, the only example of a condition that the Special Committee alleged provides Sphinx with “wide latitude” not to consummate the tender offer is within the full control of the Company and the members of its Board and relates to matters that Sphinx believes have been historically abused by Company insiders to obtain and maintain control over the Company’s governance and economics. This purported rationale only underscores: (1) the extent to which the Paliou Family Insiders have sought to entrench themselves through the improper creation of the Company’s dual-class capital structure; and (2) the importance of obtaining relief from this Court to restore the voting power and economic rights of public shareholders.

76.          As further evidence of the Paliou Family Insiders’ efforts at entrenchment and willingness to deny common shareholders their voting franchise, the Company has not held an annual meeting since February 22, 2023—almost 18 months ago.

claims for relief

Plaintiff states these claims for relief against Defendants.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty of Loyalty Against the Director Defendants, Mango, and Mitzela

77.          Plaintiff incorporates by reference the above paragraphs as if fully stated here.

78.          At all relevant times, each of the Director Defendants was a Director of PSI and accordingly owed PSI fiduciary duties. Defendant Michalopoulos also owed PSI fiduciary duties as an officer of the Company.

79.          At all relevant times, Mango dominated and controlled the Company.

80.          As a shareholder with de facto control at the time of the Exchange Offer, Mango also owed fiduciary duties to PSI.

81.          As a shareholder with de facto control at the time of the Exchange Offer, Mitzela also owed fiduciary duties to PSI.

82.          As fiduciaries of PSI, each of the Director Defendants, Mango, and Mitzela owed a duty of undivided loyalty to PSI.

83.          This duty not only bars blatant self-dealing, but also requires the fiduciary to avoid situations in which a fiduciary’s personal interest possibly conflicts with the interests of the company.

84.          By effecting the Exchange Offer, the Director Defendants, Mango, and Mitzela put their own pecuniary and personal interests above the interests of PSI, and otherwise failed to act independently.

85.          Defendants Paliou and Mango received a material personal benefit from the Exchange Offer: majority control of PSI. Paliou also lacks independence from her husband who likewise received a material personal benefit from the Exchange Offer through Mitzela.

86.          Defendants Michalopoulos and Mitzela received a material personal benefit from the Exchange Offer through their and Paliou’s increased voting power. Michalopoulos lacks independence from his wife, Defendant Paliou, who received that same benefit through the Exchange Offer. Through his participation in the Exchange Offer, Michalopoulos also obtained Series C Preferred Shares through Mitzela, which he owns and controls.

87.          Defendant Palios received a material personal benefit from the Exchange Offer in the form of his family’s control of PSI. He also lacks independence from his daughter, Defendant Paliou, and his son-in-law, Defendant Michalopoulos—both of whom received material personal benefits from the Exchange Offer as described above.

88.          Director Defendants Evangelou, Karavias, Glavanis, and Brekke, while purportedly independent, were in fact dominated by the interests of the Paliou Family Insiders. They all had long-term, lucrative appointments on the Board, thanks to the patronage of the Paliou Family Insiders. Here too, each failed to act independently, in breach of their duty of loyalty. This is evidenced by, among other facts, the unusual nature of the Exchange Offer, the lack of any material benefit to the Company in engaging in the Exchange Offer as compared to other means of financing or capital raising, the clear and unique benefits conferred upon the Paliou Family Insiders through the Exchange Offer, the failure of any of the Director Defendants to take reasonable steps to ensure that the Exchange Offer was fair to public shareholders, such as obtaining a fairness opinion, and the failure to obtain a control premium for public shareholders in connection with the transfer of de jure voting control to Mango. Additionally, on information and belief, at least two of these former Director Defendants benefitted from the improper transactions that they approved.

89.          Defendant Glavanis, in particular, was beholden to Defendant Palios because Palios had given Glavanis two corporate directorships, one at Diana Shipping and later one at PSI. The clear pecuniary interest of Defendant Palios in the Exchange Offer, the patronage that Palios had shown Glavanis over time, and the unusual nature of the Exchange Offer all combine to suggest that Glavanis, along with the other Director Defendants and Mango, put the interests of his patron Palios and his family above those of PSI and its public shareholders.

90.          The only explanation for the complicated and unusual scheme that the Director Defendants orchestrated is that they wanted more of PSI’s value to flow to Mango (and by extension, Defendants’ own pockets) at the expense of PSI and the other shareholders.

Second CAUSE OF ACTION

Breach of Fiduciary Duty of Care Against the Director Defendants, Mango, and Mitzela

91.          Plaintiff incorporates by reference the above paragraphs as if fully stated here.

92.          As stated above, each of the Director Defendants (as an officer, director, or both), as well as Mango and Mitzela (controlling minority shareholders), owed fiduciary duties to PSI. Among these fiduciary duties was the fiduciary duty of care to the Company.

93.          A breach of the duty of care occurs where a fiduciary’s decision amounts to gross negligence.

94.          It was at least grossly negligent of the Director Defendants to enter into the Exchange Offer knowing or intending that the Exchange Offer would result in the transfer of majority voting control to Mango, Mitzela, and the Paliou Family Insiders without paying a control premium to the public shareholders, who were thereby disenfranchised.

95.          In fact, Defendants’ scheme permitted Mango and Mitzela to benefit from a “reverse” control premium: common shareholders lost value, and Mango and Mitzela derived additional value from the Exchange Offer while also assuming majority control of PSI. Permitting this, too, was at least grossly negligent.

96.          By authorizing the Exchange Offer, all Director Defendants, Mango, and Mitzela acted in a grossly negligent fashion, in contravention of their fiduciary duty of care.

Third CAUSE OF ACTION

Breach of Fiduciary Duty of Good Faith Against

the Director Defendants, Mango, and Mitzela

97.          Plaintiff incorporates by reference the above paragraphs as if fully stated here.

98.          A breach of the duty of good faith occurs where a fiduciary intentionally acts with a purpose other than that of advancing the best interests of the corporation.

99.          By orchestrating the Exchange Offer, the Director Defendants, Mango, and Mitzela all intentionally acted with a purpose to benefit the pecuniary interests of the Paliou Family Insiders and Mango at the expense of the interests of PSI and its public shareholders.

100.        The Exchange Offer was specifically intended to serve the pecuniary interests of Mango, and by extension, the Paliou Family Insiders (including Defendants Paliou, Michalopoulos, and Palios), as shown by, among other things: (1) the fact that the outcome of the Exchange Offer was a foregone conclusion given that Mango was the only shareholder with enough shares to satisfy the minimum tender; (2) the fact that Mango announced in advance that it would enter into the offer; and (3) the fact that Mango received the exclusive opportunity to exchange its non-voting Series B Preferred Shares for super-voting Series C Preferred Shares in a private placement transaction several months before other shareholders had such an opportunity.

FOURTH CAUSE OF ACTION

Aiding and Abetting Breaches of Fiduciary Duty Against Defendants Mango and Mitzela

101.        Plaintiff incorporates by reference the above paragraphs as if fully stated here.

102.        Defendant Mango, an entity owned entirely by Defendant Paliou, intentionally participated in the Director Defendants’ breaches of fiduciary duty as described herein.

103.        Defendant Mitzela, an entity owned entirely by Defendant Michalopoulos, intentionally participated in the Director Defendants’ breaches of fiduciary duty as described herein.

104.        Because Defendant Paliou controls Mango, Mango knew that the Director Defendants’ decision to effect the Exchange Offer breached the Director Defendants’ fiduciary duties.

105.        Because Defendant Michalopoulos controls Mitzela, Mitzela knew that the Director Defendants’ decision to effect the Exchange Offer breached the Director Defendants’ fiduciary duties.

106.        Mango and Mitzela aided and abetted Director Defendants in their breaches of fiduciary duties. They successfully influenced the Director Defendants to breach their fiduciary duties.

107.        The damages incurred by Plaintiff in the form of decreased share value and voting power resulted from the concerted action of the Director Defendants, Mango, and Mitzela.

FIFTH CAUSE OF ACTION

Declaration That Series C Preferred Shares Are Void
Due To Directors’ Conflicts of Interest

108.        Plaintiff incorporates by reference the above paragraphs as if fully stated here.

109.        Interested director transactions are void or voidable solely because an interested director was involved. No statutory or other safe harbor that limits the effects of the common-law rule on interested directors applies.

110.        The Exchange Offer was consummated by interested directors.

111.        Defendants Palios, Paliou, and Michalopoulos were directly interested in the Exchange Offer, and the other Director Defendants lacked independence from the Paliou Family Insiders. Defendant Glavanis, in particular, was conflicted (and not independent) in that he owed his lucrative positions on two boards to Defendants who had direct conflicts.

112.        Given the conflicts among the Directors who approved the Exchange Offer, the Series C Preferred Shares purportedly held (directly or indirectly) by Mango or any Defendant should be declared void and not entitled to vote at the 2024 Annual Meeting.

WHEREFORE, Plaintiff asks the Court to enter judgment in its favor and against all Defendants as follows:

(a)            Declaring the Series C Preferred Shares purportedly held (directly or indirectly) by Mango, Mitzela, or any Director Defendant void and not entitled to vote;

(b)            Cancelling the Series C Preferred Shares Certificate;

(c)            Cancelling the Series C Preferred Shares issued to Mango, Mitzela, and any Director Defendant; or, in the alternative, rescinding the issuance of any Series C Preferred Shares issued to Mango, Mitzela, and any Director Defendant; or, in the alternative, to provide an equivalent result, by requiring PSI to issue, to the extent necessary, additional Series C Preferred Shares or another new class of preferred shares to non-Defendant Common Shareholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to Mango, Mitzela, and the Director Defendants been cancelled;

(d)            Cancelling the Common Shares issued to Mango, Mitzela, and any Director Defendant through conversion of Series C Preferred Shares; or, in the alternative, rescinding the issuance of any such Common Shares issued to Mango, Mitzela, or any Director Defendant; or, in the alternative, to provide an equivalent result, by requiring PSI to issue, to the extent necessary, additional Common Shares to non-Defendant Common Shareholders to put them in the same position as they would have been in had such conversions not occurred;

(e)            Enjoining any further conversions of Series C Preferred Shares into Common Shares;

(f)             Enjoining Mango, Mitzela, any Director Defendant, and anyone acting in concert with those Defendants, from exercising the voting rights of their Series C Preferred Shares, declaring dividends, or otherwise reaping the benefits of ownership of Series C Preferred Shares;

(g)            Rescinding any Series C Preferred Shares issued to retail shareholders and declaring such retail shareholders entitled to receive any Common Shares and funds they tendered to receive Series C Preferred Shares;

(h)            Enjoining holders of Series B Preferred Shares from converting such shares to Series C Preferred Shares;

(i)             Enjoining holders of Series C Preferred Shares from converting such shares to Common Shares;

(j)             Awarding Plaintiff damages (including punitive damages), together with pre- and post-judgment interest, in an amount to be proven at trial;

(k)            Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ fees; and

(l)             Granting Plaintiff any other relief that the Court may deem just and proper.

Dated: August 13, 2024	Respectfully submitted,

	By:	/s/ James Power
James H. Power
HOLLAND & KNIGHT LLP
21 West 52nd Street
New York, New York 10019
Telephone: (212) 513-3200
Facsimile: (212) 385-9100
james.power@hklaw.com

Melvin Narruhn
RMI Bar Admission No. 161
PO Box 774
RRE Business Complex, RM101
Majuro, MH 96960
Telephone: (692) 455-0304
mallippen@yahoo.com

Counsel for Plaintiff Sphinx Investment Corp.

Jonathan M. Watkins (pro hac vice to be submitted)
Jared Stanisci (pro hac vice to be submitted)
CADWALADER, WICKERSHAM & TAFT LLP
200 Liberty Street
New York, New York 10281
Telephone: (212) 504-6000
Facsimile: (212) 504-6666
jonathan.watkins@cwt.com
jared.stanisci@cwt.com

Of Counsel